DREYFUS MIDCAP INDEX FUND, INC.
Statement of Investments
July 31, 2005 (Unaudited)

Common Stock-97.8%	Shares		Value($)
Consumer Cyclical-14.9%			
Abercrombie & Fitch, Cl. A	158,110		11,391,826
Advance Auto Parts	131,100	a	9,040,656
Aeropostale	101,485	a	3,029,327
AirTran Holdings	158,950	a	1,818,388
Alaska Air Group	47,237	a	1,652,350
American Eagle Outfitters	253,900		8,366,005
AnnTaylor Stores	133,640	a	3,443,903
Applebee's International	148,550		3,938,061
ArvinMeritor	128,338		2,447,406
Bandag	28,650		1,321,624
Barnes & Noble	115,690	a	4,745,604
BJ's Wholesale Club	125,254	a	3,994,350
Bob Evans Farms	64,694		1,640,640
Borders Group	130,145		3,228,897
BorgWarner	103,385		6,013,905
Boyd Gaming	122,950		6,447,498
Brinker International	162,366	a	6,640,769
Callaway Golf	129,895		1,947,126
CarMax	190,815	a	5,575,614
CBRL Group	85,725		3,357,848
CDW	132,900		8,239,800
Cheesecake Factory	142,925	a	5,110,998
Chico's FAS	330,310	a	13,248,734
Claire's Stores	181,564		4,613,541
Dollar Tree Stores	198,550	a	4,961,764
Fastenal	125,000		8,205,000
Federal Signal	88,563		1,549,852
Foot Locker	286,790		7,169,750
Furniture Brands International	97,185		1,862,065
Gentex	285,500		5,087,610
GTECH Holdings	210,325		6,301,337
Harman International Industries	117,140		10,068,183
Herman Miller	128,750		4,110,988
HNI	94,752		5,509,829
International Speedway, Cl. A	80,950		4,706,433
JetBlue Airways	179,750	a	3,774,750
Krispy Kreme Doughnuts	113,085	a,b	815,343
Lear	122,845		5,254,081
Michaels Stores	248,180		10,175,380
Modine Manufacturing	59,770		2,155,904
Mohawk Industries	108,640	a	9,540,765
Neiman Marcus Group, Cl. A	89,650		8,830,525
99 (CENTS) Only Stores	108,195	a	1,327,553
O'Reilly Automotive	193,400	a	6,239,084
Outback Steakhouse	124,495		5,798,977
Pacific Sunwear of California	137,400	a	3,351,186
Payless ShoeSource	123,390	a	2,396,234
PetSmart	262,800		7,818,300
Pier 1 Imports	157,605		2,241,143
Proliance International	1	a	4
Rent-A-Center	128,600	a	2,712,174
Ross Stores	269,500		7,141,750
Ruby Tuesday	117,995		2,952,235
Ruddick	82,480		2,273,149
Saks	255,770	a	5,427,439
Sotheby's Holdings, Cl. A	88,127	a	1,322,786
Thor Industries	83,985		3,006,663
Timberland, Cl. A	110,650	a	3,693,497
Urban Outfitters	120,000	a	7,285,200
Whole Foods Market	119,600		16,326,596
Williams-Sonoma	212,225	a	9,371,856
			312,020,255
Consumer Staples-2.8%			
Blyth	64,450		1,796,866
Church & Dwight	116,214		4,363,836
Dean Foods	275,458	a	9,833,851
Hormel Foods	192,335		5,695,039
J. M. Smucker	106,888		5,084,662
Lancaster Colony	55,249		2,443,663
PepsiAmericas	190,935		4,922,304
Sensient Technologies	86,478		1,643,947
Smithfield Foods	183,420	a	4,790,931
Tootsie Roll Industries	77,515		2,425,444
Tupperware	103,540		2,208,508
Tyson Foods, Cl. A	556,735		10,377,541
Universal	46,966		2,240,278
			57,826,870

Energy-9.3%			
AGL Resources	141,202		5,429,217
Aqua America	175,405		5,625,238
Cooper Cameron	100,585	a	7,139,523
Denbury Resources	103,900	a	4,862,520
ENSCO International	277,745		11,215,343
Equitable Resources	111,490		7,921,364
FMC Technologies	126,651	a	4,591,099
Forest Oil	103,235	a	4,620,799
Grant Prideco	227,848	a	7,313,921
Helmerich & Payne	93,685		5,351,287
Murphy Oil	320,748		17,012,474
National Fuel Gas	143,824		4,372,250
Newfield Exploration	231,370	a	9,830,911
Noble Energy	159,362		13,148,959
ONEOK	186,715		6,525,689
Patterson-UTI Energy	310,400		10,190,432
Pioneer Natural Resources	263,625		11,422,871
Plains Exploration & Production	141,695	a	5,462,342
Pogo Producing	111,640		6,143,549
Pride International	269,135	a	7,002,893
Questar	155,296		10,898,673
Smith International	194,335		13,203,120
Tidewater	111,190		4,488,740
Vectren	139,275		4,036,190
Western Gas Resources	118,195		4,732,528
WGL Holdings	89,140		3,070,873
			195,612,805
Health Care-11.7%			
Advanced Medical Optics	118,976	a	4,945,832
Apria Healthcare Group	89,800	a	3,028,954
Barr Pharmaceuticals	170,177	a	8,069,793
Beckman Coulter	113,164		6,149,332
Cephalon	106,300	a	4,453,970
Charles River Laboratories International	122,000	a	5,941,400
Community Health Systems	124,115	a	4,792,080
Covance	115,390	a	5,717,575
Coventry Health Care	196,618	a	13,906,791
Cytyc	208,650	a	5,207,904
DENTSPLY International	138,350		7,713,013
Edwards Lifesciences	108,985	a	4,999,142
Gen-Probe	92,500	a	4,078,325
Health Net	205,940	a	7,990,472
Henry Schein	158,800	a	6,855,396
Hillenbrand Industries	107,090		5,505,497
INAMED	66,200	a	4,794,204
Intuitive Surgical	63,600	a	4,413,840
Invitrogen	95,100	a	8,156,727
IVAX	424,257	a	10,810,068
LifePoint Hospitals	94,100	a	4,400,116
Lincare Holdings	181,350	a	7,315,659
Martek Biosciences	58,000	a	2,528,220
Millennium Pharmaceuticals	563,162	a	5,817,463
Omnicare	192,165		8,858,807
PacifiCare Health Systems	159,522	a	12,155,576
Par Pharmaceutical	62,600	a	1,466,092
Patterson	251,600	a	11,221,360
Perrigo	163,200		2,268,480
Protein Design Labs	194,050	a	4,422,400
Renal Care Group	124,440	a	5,842,458
Sepracor	191,800	a	10,040,730
STERIS	126,645		3,440,945
Techne	70,400	a	3,454,528
Triad Hospitals	147,947	a	7,348,527
Universal Health Services, Cl. B	106,335		5,533,673
Valeant Pharmaceuticals International	169,450		3,343,249
Varian	62,500	a	2,341,875
Varian Medical Systems	241,880	a	9,496,209
VCA Antech	140,100	a	3,325,974
Vertex Pharmaceuticals	170,350	a	2,717,082
			244,869,738
Interest Sensitive-17.7%			
Allmerica Financial	97,785	a	3,813,615
AMB Property	153,850		7,075,562
American Financial Group	107,154		3,626,091
AmeriCredit	270,345	a	7,223,618
AmerUs Group	71,760		3,701,381
Associated Banc-Corp	233,893		7,966,396
Astoria Financial	183,875		5,137,468
Bank of Hawaii	95,855		4,922,154
BISYS Group	221,125	a	3,478,296
Brown & Brown	113,940		4,935,881
Certegy	113,160		3,917,599
City National	82,587		6,034,632
Colonial BancGroup	283,875		6,605,771
Commerce Bancorp	296,700		10,067,031
Cullen/Frost Bankers	89,230		4,470,423
Developers Diversified Realty	198,800		9,675,596
Eaton Vance	240,890		5,918,667
Edwards (A.G.)	141,024		6,247,363
Everest Re Group	103,185		10,050,219
Fidelity National Financial	316,265		12,460,841
First American	157,305		6,913,555
FirstMerit	153,050		4,329,785
Gallagher (Arthur J.) & Co.	170,655		4,759,568
Greater Bay Bancorp	93,700		2,457,751
HCC Insurance Holdings	191,710		5,314,201
Hibernia, Cl. A	287,295		9,716,317
Highwoods Properties	98,330		3,112,145
Horace Mann Educators	78,500		1,568,430
Hospitality Properties Trust	123,440		5,480,736
Independence Community Bank	142,900		5,288,729
IndyMac Bancorp	114,390		4,988,548
Investors Financial Services	122,300		4,209,566
Jefferies Group	95,030		3,927,590
LaBranche & Co.	105,435	a	800,252
Legg Mason	201,385		20,571,478
Liberty Property Trust	159,350		7,151,628
Macerich	109,200		7,668,024
Mack-Cali Realty	103,685		4,967,548
Mercantile Bankshares	145,501		8,095,676
MoneyGram International	158,055		3,325,477
New Plan Excel Realty Trust	188,910		5,172,356
New York Community Bancorp	447,219		8,210,941
Ohio Casualty	114,635		2,928,924
Old Republic International	334,510		8,784,233
PMI Group	171,160		7,009,002
Protective Life	127,445		5,551,504
Radian Group	157,705		8,134,424
Raymond James Financial	122,095		3,644,536
Rayonier	92,016		5,248,593
Regency Centers	115,600		7,132,520
SEI Investments	151,700		5,864,722
StanCorp Financial Group	51,250		4,424,925
SVB Financial Group	64,925	a	3,333,249
TCF Financial	230,290	a	6,326,066
Texas Regional Bancshares, Cl. A	75,400		2,236,364
United Dominion Realty Trust	250,720		6,380,824
Unitrin	106,090		5,649,292
W.R. Berkley	218,200		8,167,226
Waddell & Reed Financial, Cl. A	153,150		2,975,704
Washington Federal	158,818		3,695,695
Webster Financial	98,430		4,744,326
Weingarten Realty Investors	155,100		6,092,328
Westamerica Bancorporation	60,000		3,285,000
Wilmington Trust	123,640		4,637,736
			371,606,098

Producer Goods-15.5%			
AGCO	165,505	a	3,424,298
Airgas	129,595		3,823,053
Albemarle	85,300		3,249,930
Alexander & Baldwin	80,137		4,285,727
Alliant Techsystems	67,600	a	4,934,800
Arch Coal	116,000		6,602,720
Bowater	102,395		3,461,975
Brink's	103,835		3,754,674
C.H. Robinson Worldwide	156,800		9,810,976
Cabot	115,240		3,986,152
Carlisle Cos.	56,982		3,752,835
Chemtura	426,903		6,719,453
CNF	96,385		4,972,502
Crane	101,400		3,158,610
Cytec Industries	79,100		3,589,558
Donaldson	139,466		4,543,802
Dycom Industries	89,400	a	2,181,360
Energizer Holdings	130,850	a	8,361,315
Expeditors International of Washington	195,200		10,745,760
Ferro	76,749		1,726,853
Flowserve	101,150	a	3,424,939
FMC	68,700	a	4,154,976
GATX	91,396		3,454,769
Glatfelter	68,450		872,737
Graco	126,645		4,841,638
Granite Construction	67,987		2,326,515
Harsco	76,196		4,590,809
Hovnanian Enterprises, Cl. A	89,340	a	6,314,551
Hubbell, Cl. B	112,765		5,119,531
J.B. Hunt Transport Services	249,400		4,895,722
Jacobs Engineering Group	105,027	a	6,183,990
Kennametal	69,450		3,300,958
Lennar, Cl. A	264,770		17,811,078
Longview Fibre	93,486		2,092,217
Lubrizol	124,088		5,459,872
Lyondell Chemical	404,498		11,301,674
Martin Marietta Materials	85,280		6,199,003
MDU Resources Group	216,775		6,654,992
Minerals Technologies	37,550		2,337,112
Nordson	60,086		2,005,070
Olin	130,285		2,390,730
Overseas Shipholding Group	63,545		3,942,967
Packaging Corp of America	155,415		3,302,569
Peabody Energy	217,880		14,323,431
Pentair	186,040		7,473,227
Potlatch	53,050		3,066,290
Precision Castparts	120,936		10,881,821
Quanta Services	178,780	a	1,880,766
RPM International	215,083		4,032,806
Ryland Group	86,200		6,964,960
Scotts Miracle-Gro, Cl. A	50,900	a	3,990,560
Sequa, Cl. A	15,486	a	1,137,292
Sonoco Products	181,683		5,050,787
SPX	137,595		6,725,644
Steel Dynamics	75,500		2,428,080
Swift Transportation	113,650	a	2,499,163
Tecumseh Products, Cl. A	33,850		1,015,500
Teleflex	70,775		4,694,506
Thomas & Betts	109,840	a	3,709,297
Toll Brothers	229,490	a	12,718,336
Trinity Industries	77,901		2,886,232
Valspar	93,380		4,581,223
Werner Enterprises	116,350	a	2,207,159
Worthington Industries	146,400		2,588,352
Yellow Roadway	105,100	a	5,560,841
York International	76,900		3,285,937
			323,766,982
Services-9.5%			
Acxiom	161,000		3,245,760
Adesa	163,479		3,956,192
Alliance Data Systems	122,150	a	5,199,926
American Greetings, Cl. A	125,395		3,190,049
Banta	45,436		2,169,115
Belo, Cl. A	195,739		4,674,247
Career Education	188,000	a	7,292,520
Catalina Marketing	86,985		2,081,551
Ceridian	274,140	a	5,737,750
ChoicePoint	165,171	a	7,201,456
Cognizant Technology Solutions, Cl. A	247,900	a	12,166,932
Copart	147,000	a	3,595,620
Corinthian Colleges	166,500	a	2,286,045
Corporate Executive Board	75,700		6,107,476
CSG Systems International	92,150	a	1,718,598
Deluxe	92,500		3,700,000
DeVry	118,595	a	2,358,855
DST Systems	139,050	a	7,058,178
Dun & Bradstreet	124,640	a	7,893,451
Education Management	125,200	a	4,350,700
Emmis Communications, Cl. A	60,950	a	1,251,303
Entercom Communications	77,385	a	2,454,652
Fair Isaac	123,495		4,647,117
Gartner, Cl. A	158,130	a	1,639,808
Hanover Compressor	143,345	a	2,084,236
Harte-Hanks	129,880		3,532,736
Henry (Jack) & Associates	148,850		2,866,851
ITT Educational Services	84,500	a	4,330,625
Keane	102,740	a	1,288,360
Kelly Services, Cl. A	50,185	a	1,526,628
Korn/Ferry International	64,400	a	1,281,560
Laureate Education	90,400	a	4,095,120
Lee Enterprises	83,050		3,555,370
Manpower	164,955		7,884,849
Media General, Cl. A	43,900		3,007,150
MPS Group	189,815	a	2,251,206
Reader's Digest Association	182,265		2,959,984
Regis	82,400		3,441,024
Republic Services	236,145		8,560,256
Rollins	90,023		1,880,580
Scholastic	68,550	a	2,534,293
Stericycle	80,900	a	4,701,908
Telephone and Data Systems	200,135		7,975,380
Titan	156,155	a	3,605,619
United Rentals	132,495	a	2,464,407
Valassis Communications	91,430	a	3,616,056
Washington Post, Cl. B	12,679		11,269,095
Westwood One	156,010		3,177,924
			199,868,518
Technology-11.3%			
Activision	369,366	a	7,512,904
ADTRAN	125,500		3,358,380
Advent Software	48,950	a	1,176,268
AMETEK	127,484		5,252,341
Amphenol, Cl. A	161,500		7,193,210
Anteon International	58,800	a	2,760,660
Arrow Electronics	215,382		6,465,768
Atmel	826,800	a	1,934,712
Avnet	264,883	a	6,934,637
Avocent	90,950	a	3,170,517
Cabot Microelectronics	45,162	a	1,358,021
Cadence Design Systems	502,290	a	8,081,846
CheckFree	155,600	a	5,268,616
CommScope	93,890	a	1,585,802
Credence Systems	167,500	a	1,824,075
Cree	137,800	a	4,085,770
Cypress Semiconductor	241,243	a	3,464,249
Diebold	130,696		6,492,977
F5 Networks	68,800	a	2,901,984
Fairchild Semiconductor International	219,175	a	3,695,290
Harris	244,580		9,066,581
Imation	61,600		2,670,360
Integrated Circuit Systems	128,100	a	2,802,828
Integrated Device Technology	192,450	a	2,224,722
International Rectifier	118,090	a	5,556,134
Intersil, Cl. A	279,900		5,421,663
KEMET	158,550	a	1,328,649
Lam Research	253,750	a	7,219,187
Lattice Semiconductor	208,000	a	1,071,200
LTX	112,400	a	742,964
Macromedia	137,700	a	5,528,655
Macrovision	92,400	a	2,017,092
McAfee	297,905	a	9,354,217
McData, Cl. A	288,750	a	1,397,550
Mentor Graphics	143,059	a	1,331,879
Micrel	140,750	a	1,701,667
Microchip Technology	381,650		11,857,866
National Instruments	122,400		3,359,880
Newport	73,125	a	1,001,813
Plantronics	86,150		2,942,884
Plexus	79,350	a	1,145,021
Polycom	179,400	a	2,972,658
Powerwave Technologies	182,450	a	2,092,702
Reynolds & Reynolds, Cl. A	105,542		2,953,065
RF Micro Devices	344,400	a	2,097,396
RSA Security	130,350	a	1,688,033
SanDisk	331,600	a	11,214,712
Semtech	135,300	a	2,484,108
Silicon Laboratories	83,200	a	2,435,264
Storage Technology	196,441	a	7,215,278
Sybase	164,260	a	3,495,453
Synopsys	263,100	a	4,869,981
Tech Data	107,600	a	4,172,728
3Com	702,400	a	2,556,736
Transaction Systems Architects, Cl. A	64,850	a	1,734,738
TriQuint Semiconductor	254,138	a	955,559
UTStarcom	191,300	a	1,687,266
Vishay Intertechnology	329,549	a	4,620,277
Western Digital	389,700	a	5,841,603
Wind River Systems	144,650	a	2,472,069
Zebra Technologies, Cl. A	131,795	a	5,140,005
			236,960,470
Utilities-5.1%			
Alliant Energy	212,749		6,190,996
Aquila	683,220	a	2,541,578
Black Hills	59,592		2,376,529
Cincinnati Bell	449,950	a	2,042,773
DPL	231,630		6,392,988
Duquesne Light Holdings	141,945		2,753,733
Energy East	269,666		7,515,592
Great Plains Energy	136,575		4,433,225
Hawaiian Electric Industries	147,953		3,984,374
IDACORP	77,233		2,428,978
Leucadia National	173,392		6,857,654
Northeast Utilities	236,840		5,111,007
NSTAR	195,270		5,922,539
OGE Energy	165,151		5,017,287
Pepco Holdings	345,613		8,249,782
PNM Resources	126,331		3,712,868
Puget Energy	183,200		4,283,216
SCANA	207,779		8,732,951
Sierra Pacific Resources	215,236	a	2,793,763
Westar Energy	158,605		3,858,860
Wisconsin Energy	214,212		8,600,612
WPS Resources	69,200		3,996,992
			107,798,297
Total Common Stocks			
(cost $1,586,341,130)			**2,050,330,033**

Short Term Investments-2.4%	Principal Amount($)		Value($)
Repurchase Agreements-2.2%			
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 3.25%, dated 7/29/2005, due 8/1/2005 in the amount of $46,272,529 (fully collateralized by $41,852,000 Federal Home Loan Mortgage Notes, 4.125% - 6.75% due 9/15/2009 - 7/15/2032, value $47,185,490)	46,260,000		**46,260,000**
U.S. Treasury Bills-.2%			
2.94%, 9/1/2005	3,000,000	c	**2,991,900**
Total Short-Term Investments (cost $49,252,457)			**49,251,900**

Investment of Cash Collateral for Securities Loaned-.0%	Shares		Value($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $260,760)	260,760	d	**260,760**
Total Investments (cost $1,635,854,347)	100.2%		**2,099,842,693**
Liabilities, Less Cash and Receivables	(.2%)		**(3,532,624)**
Net Assets	100.0%		**2,096,310,069**

a Non-income producing.
b All or a portion of this security is on loan. At July 31, 2005, the total market value of the fund's security on loan is $235,010 and the total market value of the collateral held is $260,760
c Partially held by the segregated account as collateral for open financial futures positions.
d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Midcap Index Fund, Inc.
Statement of Financial Futures
July 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 7/31/2005 ($)
Financial Futures Long				
Standard & Poor's Midcap 400 E-mini	369	26,665,785	September 2005	416,225
Standard & Poor's Midcap 400	69	24,931,425	September 2005	1,299,650
				1,715,875